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UNITED STATES	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-9232

NOTIFICATION OF LATE FILING	CUSIP NUMBER 928703107

(Check One):	› Form 10-K	› Form 20-F	› Form 11-K	☒ Form 10-Q	› Form 10-D	› Form N-SAR
› Form N-CSR

For Period Ended: July 31, 2010
› Transition Report on Form 10-K
› Transition Report on Form 20-F
› Transition Report on Form 11-K
› Transition Report on Form 10-Q
› Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Volt Information Sciences, Inc.
Full Name of Registrant
Former Name if Applicable 1065 Avenue of the Americas
Address of Principal Executive Office (Street and Number) New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report or Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2009, Volt Information Sciences, Inc. (“Company”) has been delayed in filing its Quarterly Report on Form 10-Q for its third quarter of fiscal 2009, ended August 2, 2009.  In a Current Report on Form 8-K filed with the SEC on December 23, 2009, the Company reported that it will restate its financial statements as at and for the fiscal years ended October 28, 2007 and November 28, 2008 and quarterly periods through May 3, 2009.  The Company has subsequently filed Notifications of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended November 1, 2009, and Quarterly Reports on Form 10-Q for its first and second quarters of fiscal 2010.  As part of its restatement process, the Company has been reviewing its financial statements and believes that it is likely that additional adjustments, beyond those already identified in the Company’s Computer Systems segment, will be necessary in periods prior to August 2, 2009, including periods prior to fiscal 2007.  However, the Company has not determined all periods that would be affected nor the amounts of any adjustments that may be necessary.

In order to be in a position to prepare quarterly financial statements, including for the quarter and nine months ended July 31, 2010, and prepare its financial statements for the comparable prior year periods, the Company must first prepare and finalize balance sheets as at November 1, 2009 and November 2, 2008, the end of its last two fiscal years, which entails completing the restatement of the financial statements discussed above.

As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010 could not, without unreasonable effort and expense, be filed before its September 9, 2010 due date, nor can it be filed by September 14, 2010, the extended due date of such report. The restatement process is taking longer to complete than the Company had originally anticipated.  The Company and its advisors continue to work expeditiously to complete the restatement process and make the related filings, including its Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Jack Egan	212	704-7970
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). YES   ☐ No ☒

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended August 2, 2009, January 31, 2010 and May 2, 2010 nor its Annual Report on Form 10-K for the year ended November 1, 2009, and, as noted above, may restate various other reports.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   YES  ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

As a result of the pending restatements discussed above in Part III, it is not possible to make a reasonable estimate of the Company’s consolidated results of operations for either the three or nine months ended July 31, 2010 or the three or nine months ended August 2, 2009 until the Company determines how each period will be impacted by the restatements, nor to quantify any significant change in the Company’s consolidated results of operations between the comparable periods in each fiscal year.

The Company does, however, anticipate significant changes in its results of operations, in addition to any impacts of the restatement, (i) for the nine months ended July 31, 2010 compared to the nine months ended August 2, 2009 because results for the six months ended May 3, 2009 included impairment and restructuring charges of $11.0 million, net of taxes, or $0.52 per share (such impairment charge may be revised as a result of the pending restatements) and (ii) because of the substantial consulting, legal and accounting expenses incurred since August 2, 2009 (which aggregated approximately $7.3 million and $18.4 million for the three and nine months ended July 31, 2010, respectively) in connection with the restatement of its financial statements.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 10, 2010	By:	/s/ Jack Egan
Jack Egan, Senior Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).